Exhibit (g)(1)

               IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                         IN AND FOR NEW CASTLE COUNTY


__________________________________________x
                                                :
GERALD SAPSOWITZ,                               :
                                                :
                                 Plaintiff,     :
                                                :
               v.                               :
                                                :
RICHARD A. MANOOGIAN, BRIAN A.                  :     C.A. No. 16084
CAMPBELL, JOHN A. MORGAN, HERBERT S.                  :
AMSTER, EUGENE A. GARGARO, HELMUT F.                  :
STERN, TRIMAS CORPORATION and                   :
MASCOTECH, INC.                                 :
                                                :
                                 Defendants.    :

__________________________________________x


                            CLASS ACTION COMPLAINT
                            ----------------------

            Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

            1. Plaintiff has been the owner of the common stock of TriMas Corporation ("TriMas" or "TMS" or the "Company") since prior to the transaction herein complained of and continuously to date.

            2. TriMas is a corporation duly organized and existing under the laws of the State of Delaware. The Company manufactuers industrial container closures, pressurized gas cylinders, towing systems products, specialty fasteners, specialty products for fiberglass insulation, specialty tapes and precision cutting tools.

            3. MascoTech Inc. ("MascoTech") is a Delaware corporation based in Taylor, Michigan and manufactures engine and drive train products, including semi-finished transmission shafts, drive gears, connecting rods, wheel spindles and front wheel drive components, windshields and aftermarket parts, such as fuel and emission system, components, windshield wiper blades, constant velocity joints, brake hardware repair kits, and other automotive accessories, and holds various equity investments in industrial building, engineering and automotive parts manufacturing companies.

            4. Defendants Richard A. Manoogian ("Manoogian"), Brian A. Campbell, John A. Morgan, Herbert S. Amster, Eugene A. Gargaro and Helmut F. Stern are Directors of TMS. Defendant Manoogian is both Chairman and Chief Executive Officer of MascoTech, as well as Chairman of TriMas.

            5. MascoTech and MascoTech-related entities currently own approximately 45% of the outstanding shares of TMS.

            6. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of TriMas and owe them the highest obligations of good faith and fair dealing.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

            7. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

            8. This action is properly maintainable as a class action because:

                  (a) The class is so numerous that joinder of all members is impracticable. As of July 31, 1997, there were approximately 41,348,611 shares of TriMas common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders. (Approximately 55% of these shares are publicly held; MascoTech and related entities own the remaining 45%);

                  (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

                  (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

                  (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                  (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

            9. On December 11, 1997, TriMas and MascoTech announced that they had entered into a definitive agreement whereby MascoTech will acquire the 55% of the outstanding TMS shares which it did not already own, in a transaction valued at approximately $900 million. Under the terms of the transaction as presently proposed, MascoTech will commence a cash tender offer for all of TMS shares for $34.50 per share.

            10. By entering into the agreement with MascoTech, the TriMas Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the TriMas shareholders.

            11. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of TMS's highest transactional value.

            12. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of TMS. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to TMS's public shareholders.

            13. The Individual Defendants' fiduciary obligations under these circumstances require them to:

                  (a) undertake an appropriate evaluation of TMS's net worth as a merger/acquisition candidate; and

                  (b) actively evaluate the proposed transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value for TriMas's public shareholders.

            14. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with MascoTech without making the requisite effort to obtain the best offer possible.

            15. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of TMS's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of TMS common stock.

            16. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

                  (a) The intrinsic value of TriMas's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

                  (b) The merger price is not the result of an appropriate consideration of the value of TriMas because the TriMas Board approved the proposed merger without undertaking steps to accurately ascertain TriMas's value through open bidding or at least a "market check mechanism"; and

                  (c) By entering into the agreement with MascoTech, the Individual Defendants have allowed the price of TriMas stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of TriMas stock.

            17. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

            18. Plaintiff and other members of the Class have no adequate remedy at law.

            WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:
            a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;
            b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;
            c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;
            d. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;
            e. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts and reimbursement of expenses; and
            f. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated:   December 11, 1997


                           ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

                      By:  /s/ Norman M. Monhait
                           -------------------------------
                           Suite 1401, Mellon Bank Center
                           P.O. Box 1070
                           Wilmington, DE  19899-1070
                           (302) 656-4433
                           Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY  10016
(212) 779-1414